December 2, 2008

By EDGAR and E-Mail

Mr. Michael Coco
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	State of Israel
Registration Statement under Schedule B
File No. 333-153401 (Filed September 10, 2008)

Form 18-K for the fiscal year ending December 31, 2007
File No. 2-94917 (Filed June 6, 2008)

Dear Mr. Coco:

We are in receipt of the Staff’s letter dated October 2, 2008 with respect to the above-referenced Registration Statement and Form 18-K. On behalf of the State of Israel (“Israel”), we are responding to the Staff’s comments, as set forth below.

The Registration Statement and the Form 18-K have each been revised in accordance with the Staff’s comments.

For ease of reference, the Staff’s comments are reproduced below in bold italics, followed by Israel’s responses.

Mr. Michael Coco
December 2, 2008

General

1.	To the extent possible, please update all statistics in the registration statement and the Form 18-K to provide the most recent data.

Israel has updated all statistics providing the most recent data through the first half of 2008 or later, to the extent available. Please see the revised and expanded “Summary and Recent Developments” section in the Form 18-K which is incorporated by reference in the registration statement.

2.
Please consider revision where appropriate, including in the “Risk Factors” section of the registration statement, to disclose any material impact that the credit crisis and other recent events in the U.S. economy may have upon the Israeli economy or on an offering of Israel’s debt securities. Such considerations may include, for example, the effect of the U.S. economic situation on Israel’s trade with the United States or the potential liquidity of the securities in the United States.

We refer the Staff to the “Summary and Recent Developments” section in the Form 18-K which now includes disclosure on the effects of the credit crisis on Israel’s economy. After careful consideration of the Staff’s comment, Israel has concluded that these effects do not require the addition of a specific new risk factor.

Registration Statement Under Schedule B

“Where You Can Find More Information…”, page 1

3.     Please include the file numbers of the documents incorporated by reference.

Israel has revised its disclosure in accordance with the Staff’s comment. The file number (002-94917) has been added on page 1 of the Registration Statement, under the heading “Where You Can Find More Information.”

Form 18-K, Exhibit 99.D

Form of Government and Political Parties, page D-7

4.	Consider updating to discuss recent political developments, including the Kadima party elections held in September 2008, if material.

Israel has revised its disclosure in accordance with the Staff’s comment. Please see the discussion under the heading “Political Situation” on page D-4 of the revised “Summary and Recent Developments” section.

Mr. Michael Coco
December 2, 2008

Energy, page D-20

5.	Please indicate whether the increase in international oil prices would have any impact on Israeli inflation rate and economy.

Since the date of the Staff’s comment letter, international oil prices have declined significantly. Nevertheless, Israel has revised its disclosure to include a description of the limited effect that oil prices have on the Israeli economy. Please see the discussion under the heading “Inflation” on pages D-4 of the revised “Summary and Recent Developments” section.

Monetary Policy, page D-45

6.	Please revise to describe recent changes in interest rates by the Bank of Israel.

Israel has revised its disclosure in accordance with the Staff’s comment. Please see the discussion under the heading “Inflation” on page D-4 of the revised “Summary and Recent Developments” section.

Banking Institutions, page D-51

7.     We note that the privatization status of Mizrahi Tefahot Bank and The First International Bank of Israel is not described in this section. Please revise or advise.

As noted on page D-37 of the Form 18-K, the privatization of United Mizrahi Bank Ltd., the predecessor of Mizrahi Tefahot Bank, was completed in 2005. The First International Bank of Israel was not subject to the Bank Shares Arrangement described on page D-37 and has remained privately held, therefore, it has not been subject to privatization. There are no other developments that would require updating the information any further.

Mr. Michael Coco
December 2, 2008

We trust that the foregoing responds adequately to the Staff’s comments. If you have any additional comments or questions, please do not hesitate to contact the undersigned.

Sincerely,

Annette E. Nichols

Enclosures